

Mail Stop 3561

January 17, 2018

Frederick W. McTaggart
Chief Executive Officer and President
Consolidated Water Co. Ltd.
Regatta Office Park
Windward Three, 4th Floor, West Bay Road
P. O. Box 1114
Grand Cayman KY1-1102
Cayman Islands

> **Re:** **Consolidated Water Co. Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **File No. 0-25248**

Dear Mr. McTaggart:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: David W. Sasnett
     Executive Vice President and Chief Financial Officer